MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of The Penn Street Sector Rotational Portfolio Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2006, and from October 24, 2006 through October 31, 2006.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2006, and from October 24, 2006 through October 31, 2006, with respect to securities reflected in the investment account of the Company.


                                           THE PENN STREET FUND, INC.


                                           -----------------------------------
                                           John G. Roman, President

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
Penn Street Fund, Inc.
Malvern, Pennsylvania


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Penn Street Sector Rotational Portfolio Fund's (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of October 31, 2006. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2006, and with respect to agreement of security purchases and sales, for the period from October 24, 2006 through October 31, 2006:

     Confirmation of all securities held by institutions in book entry form with the highest-level unaffiliated subcustodian - the Bank of New York.

     Reconciliation of all such securities to the books and records of the Fund and the Custodian, Harleysville National Bank.

     Agreement of several security purchases and security sales or maturities since October 24, 2006 from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Penn Street Sector Rotational Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2006 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                        BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania
November 30, 2006